Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE FIRST QUARTER 2015

AND RAISES FULL-YEAR 2015 GUIDANCE

NEW YORK – May 5, 2015 – Criteo S.A. (NASDAQ: CRTO), the performance marketing technology company, today announced its financial results for the first quarter ended March 31, 2015.

•	Revenue in the first quarter 2015 increased 71% (or 59% at constant currency1) to €262 million, compared with €153 million in the first quarter 2014.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the first quarter 2015 grew 68% (or 55% at constant currency) to €105 million, compared with €63 million in the first quarter 2014.

•	Net income in the first quarter 2015 increased to €12 million, compared with €4 million in the first quarter 2014.

•	Adjusted EBITDA for the first quarter 2015 was €28 million, an increase of 94% (or 89% at constant currency), compared with €15 million in the first quarter 2014.

•	Cash flow from operating activities in the first quarter 2015 increased to €36 million, compared with €11 million in the first quarter 2014.

•	Free Cash Flow for the first quarter 2015 was €25 million, compared with €8 million in the first quarter 2014.

Executive Quotes

"Our successful execution for six quarters as a public company validates our unique approach", said JB Rudelle, Criteo’s co-founder & CEO. "We are excited about the huge opportunity we see ahead of us."

“Our investments are clearly paying off,” said Benoit Fouilland, Chief Financial Officer. "In 2015, we intend to continue to invest to maximize our growth potential."

Operating Highlights

•	84% of our client base used our multi-screen solution in March 2015.
•	Our Q1 “State of Mobile Commerce” report revealed that mobile devices contributed to 34% of global ecommerce transactions, a 4 percentage point improvement compared with the prior quarter.
•	Our latest generation of the Criteo Engine, optimized to maximize the value of conversions, had been rolled out to 22% of our client base at the end of the first quarter.
•	Our business in the Americas grew 101% year-over-year at constant currency in the first quarter, driven by continued strong performance in the United States.
•	We set a new record in client additions with over 640 net clients added in the first quarter.

 1 Variations at constant currency exclude the impact of foreign currency fluctuations and are computed by applying the 2014 average exchange rates to 2015 figures.

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Revenue ex-TAC

Revenue ex-TAC grew 68% in the first quarter, or 55% at constant currency, to €105 million, compared with €63 million in the first quarter 2014. This year-over-year performance was primarily driven by the continuous roll-out of our improved technology on all devices, the steady growth of our client base across all geographies and client segments, and our continued success in broadening our publisher relationships.

•	In the Americas, Revenue ex-TAC in the first quarter grew by 138% year-over-year, or 101% at constant currency, to €35 million. The Americas represented over 33% of our global Revenue ex-TAC in the first quarter.
•	In EMEA, Revenue ex-TAC in the first quarter increased by 36% year-over-year, or 34% at constant currency, to €48 million. EMEA represented approximately 46% of our global Revenue ex-TAC in the first quarter.
•	In Asia-Pacific, Revenue ex-TAC in the first quarter increased by 74% year-over-year, or 61% at constant currency, to €22 million. Asia-Pacific represented approximately 21% of our global Revenue ex-TAC in the first quarter.

Revenue ex-TAC margin in the first quarter was 40.2%, consistent with prior quarters.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the first quarter was €28 million, an increase of 94%, or 89% at constant currency, compared with €15 million in the first quarter 2014. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong revenue ex-TAC performance in the quarter. In addition, slightly lower than expected hosting costs this quarter, due to a temporary shift in our data center expansion program, contributed to the increase in Adjusted EBITDA.

Adjusted EBITDA margin (as a percentage of revenue) in the first quarter was 10.7%, representing a 1.2 percentage point improvement compared with 9.5% in the first quarter 2014.

Operating expenses in the first quarter increased by 61% to €79 million, compared with the first quarter 2014. Our operating expenses in the first quarter, excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as Non-IFRS Operating Expenses, were €71 million, an increase of 61% compared with the first quarter of 2014. This increase principally related to headcount growth, in particular in Research & Development and Sales & Operations, which increased by 48% and 69% year-over-year respectively, as we continued to scale the Criteo organization. We intend to continue to invest significantly in Research & Development and Sales & Operations in the current year to support our current and anticipated future growth. In addition, our Non-IFRS General & Administrative Expenses for the first quarter, expressed as a percentage of revenue, decreased by 1.7 percentage point year-over-year.

Net Income and Adjusted Net Income

Net income for the first quarter 2015 was €12 million, representing a €8 million increase compared with €4 million in the first quarter 2014. Net income available to shareholders of Criteo S.A. for the first quarter 2015 was €11 million, or €0.176 per diluted share, compared with €3 million, or €0.055 per diluted share, in the first quarter 2014.

Adjusted Net Income for the first quarter 2015, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, was €18 million, representing a €11 million increase compared with €8 million in the first quarter 2014.

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 Cash Flow and Cash Position

•	Our cash flow from operating activities in the first quarter 2015 increased by €25 million to €36 million, compared with €11 million in the first quarter 2014.
•	Our Free Cash Flow, defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment, net of proceeds from disposal, was €25 million in the first quarter 2015, an increase of €17 million, compared with €8 million in the first quarter 2014.
•	Total cash, cash equivalents and short-term investments were €294 million as of March 31, 2015. This represented an increase of €4 million compared with December 31, 2014, primarily resulting from €25 million in Free Cash Flow generation and €2 million in proceeds from capital increases over the period, partly offset by the cash consideration paid for the acquisition of DataPop, Inc. in February 2015.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of May 5, 2015.

Second Quarter 2015 Guidance:

•	Revenue ex-TAC for the second quarter ending June 30, 2015 is expected to be between €105 million and €107 million.
•	Adjusted EBITDA for the second quarter ending June 30, 2015 is expected to be between €18 million and €21 million.

Fiscal Year 2015 Guidance:

•	We increase our Revenue ex-TAC outlook for the fiscal year ending December 31, 2015 to between €454 million and €460 million.
•	We increase our Adjusted EBITDA outlook for the fiscal year ending December 31, 2015 to between €120 million and €127 million.

The above guidance assumes no additional acquisitions are completed during the second quarter or the fiscal year 2015.

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Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Revenue ex-TAC by Region, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses, Revenue ex-TAC margin and Adjusted EBITDA margin. These measures are not calculated in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Revenue ex-TAC is our revenue excluding Traffic Acquisition Costs (TAC) generated over the applicable measurement period and Revenue ex-TAC by region reflects our Revenue ex-TAC by our core geographies. Revenue ex-TAC and Revenue ex-TAC by region are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business and across our core geographies. Accordingly, we believe that Revenue ex-TAC and Revenue ex-TAC by Region provide useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that by eliminating non-cash compensation expense, pension costs and acquisition-related deferred price consideration, Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that by eliminating share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Revenue ex-TAC by Region to revenue by geography, Adjusted EBITDA to net income, Adjusted Net Income to net income and Free Cash Flow to cash flow from operating activities, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (1) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (2) other companies may report Revenue ex-TAC, Revenue ex-TAC by Region, Adjusted EBITDA, Adjusted Net Income or similarly titled measures but calculate them differently or over different regions, which reduces their usefulness as comparative measures. Because of these and other limitations, you should consider these measures alongside our other IFRS-based financial performance measures, such as revenue, net income and our other financial results.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and

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effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Explanations of the Company’s non-IFRS financial measures, and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable, are included in the accompanying tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter ending June 30, 2015 and the fiscal year ending December 31, 2015, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company's Annual Report on Form 20-F filed with the SEC on March 27, 2015, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, May 5, 2015, at 8:00am ET, 2:00pm CET, to discuss Criteo’s first quarter 2015 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

· U.S. callers:	+1 646 254 3388, Conference ID: 3320390
· International callers:	+33 1 76 77 22 29, Conference ID: 3320390

The conference call will also be webcast simultaneously at ir.criteo.com.

About Criteo

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,500 employees in 24 offices across the Americas, EMEA and Asia-Pacific, serving over 7,000 advertisers worldwide and with direct relationships with over 10,000 publishers.

For more information, please visit www.criteo.com.

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CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015	Year-over-year growth
Revenue	152,520	261,523	71.5%

Cost of revenue
Traffic Acquisition cost (TAC)	(89,787)	(156,364)	74.1%
Other cost of revenue	(7,446)	(11,530)	54.8%

Gross Profit	55,287	93,629	69.4%

Research & development expenses	(10,028)	(16,051)	60.1%
Sales & operations expenses	(27,222)	(47,103)	73.0%
General & administrative expenses	(11,815)	(15,701)	32.9%
Total operating expenses	(49,065)	(78,855)	60.7%

Income from operations	6,222	14,774	137.5%
Financial income	805	3,489	333.4%
Income before taxes	7,027	18,263	159.9%
Provision for income taxes	(3,205)	(6,323)	97.3%
Net income (loss)	3,822	11,940	212.4%
- Net income (loss) available to shareholders of Criteo SA	3,491	11,376
- Net income (loss) available to non-controlling interests	331	564

Net income (loss) allocated to shareholders per share
- Basic	0.061	0.186
- Diluted	0.055	0.176

Weighted average shares outstanding used in computing per share amounts
Basic	57,069,106	61,174,168
Diluted	63,658,402	64,778,554

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CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	March 31,
	2014	2015
Goodwill	22,944	43,114
Intangible assets	10,560	9,098
Property, plant and equipment	43,027	49,866
Non-current financial assets	9,494	13,126
Deferred tax assets	7,113	7,976
TOTAL NON-CURRENT ASSETS	93,138	123,180
Trade receivables	158,633	177,760
Current tax assets	2,883	2,807
Other current assets	21,021	31,305
Cash and cash equivalents	289,784	294,057
TOTAL CURRENT ASSETS	472,321	505,928
TOTAL ASSETS	565,459	629,108

Share capital	1,523	1,538
Additional paid-in capital	265,522	267,929
Currency translation reserve	4,804	8,625
Consolidated reserves	35,302	76,038
Retained earnings	34,354	11,376
Equity - attributable to shareholders of Criteo SA	341,505	365,506
Non-controlling interests	1,433	2,263
TOTAL EQUITY	342,938	367,769
Financial liabilities - non-current portion	4,333	4,177
Retirement benefit obligation	1,024	1,259
Deferred tax liabilities	946	943
TOTAL NON-CURRENT LIABILITIES	6,303	6,379
Financial liabilities - current portion	7,841	11,297
Provisions	1,131	327
Trade payables	135,557	164,867
Current tax liabilities	7,969	11,635
Other current liabilities	63,719	66,834
TOTAL CURRENT LIABILITIES	216,217	254,960
TOTAL LIABILITIES	222,520	261,339
TOTAL EQUITY AND LIABILITIES	565,459	629,108

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CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015
Net income (loss)	3,822	11,940
Non-cash and non-operating items	11,226	22,834
- Amortization and provisions	4,836	7,346
- Share-based payment expense	3,255	5,628
- Net gain or loss on disposal of non-current assets	1	3
- Interest paid	-	3
- Non-cash financial income and expenses	(71)	3,532
- Change in deferred taxes	727	-
- Income tax for the period	2,478	6,323
Changes in working capital related to operating activities	(3,783)	4,668
- (Increase) / decrease in trade receivables	(8,906)	(8,375)
- Increase / (decrease) in trade payables	9,404	21,267
- (Increase) / decrease in other current assets	(6,975)	(9,458)
- Increase / (decrease) in other current liabilities	2,694	1,233
Income taxes paid	172	(3,020)
CASH FROM OPERATING ACTIVITIES	11,437	36,421
Acquisition of intangible assets, property, plant and equipment	(3,781)	(11,436)
Proceeds from disposal of intangible assets, property, plant and equipment	11	1
FREE CASH FLOW	7,667	24,986
Investments	(15,980)	(15,274)
Change in other non-current financial assets	(42)	(3,335)
CASH USED FOR INVESTING ACTIVITIES	(19,791)	(30,043)
Issuance of long-term borrowings	-	735
Repayment of borrowings	(1,255)	(2,951)
Interests paid	-	(3)
Proceeds from capital increase	16,788	2,463
Change in other financial liabilities	4	(911)
CASH FROM (USED FOR) FINANCING ACTIVITIES	15,537	(667)

CHANGE IN NET CASH & CASH EQUIVALENTS	7,183	5,712
Net cash & cash equivalents at beginning of period	234,342	289,784
Effect of exchange rates changes on cash and cash equivalents	262	(1,439)
Net cash & cash equivalents at end of period	241,786	294,057

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CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended
		March 31,
	Region	2014	2015	Year-over-year growth	Year-over-year growth at constant currency

Revenue	Americas	37,630	89,460	137.7%	101.0%
	EMEA	83,853	117,532	40.2%	37.8%
	Asia-Pacific	31,037	54,531	75.7%	63.1%
	Total	152,520	261,523	71.5%	58.6%

Traffic acquisition costs	Americas	(22,905)	(54,446)	137.7%	101.1%
	EMEA	(48,533)	(69,482)	43.2%	40.6%
	Asia-Pacific	(18,349)	(32,436)	76.8%	64.7%
	Total	(89,787)	(156,364)	74.1%	61.0%

Revenue ex-TAC	Americas	14,725	35,015	137.8%	100.8%
	EMEA	35,320	48,050	36.0%	34.0%
	Asia-Pacific	12,688	22,095	74.1%	60.9%
	Total	62,733	105,160	67.6%	55.1%

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CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015
Net income (loss)	3,822	11,940
Adjustments:
Financial (income) expense	(805)	(3,489)
Provision for income taxes	3,205	6,323
Share-based compensation expense	3,256	5,626
Research and development	606	1,321
Sales and operations	1,870	3,075
General and administrative	780	1,231
Service cost-pension	109	100
Research and development	50	37
Sales and operations	26	35
General and administrative	33	28
Depreciation and amortization expense	4,507	7,492
Cost of revenue	3,309	5,308
Research and development	412	1,017
Sales and operations	599	881
General and administrative	187	286
Acquisition-related deferred price consideration	411	98
Research and development	411	98
Sales and operations	-	-
General and administrative	-	-
Total net adjustments	10,683	16,151
Adjusted EBITDA	14,505	28,091

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CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015
Share-Based Compensation Expense
Research and development	(606)	(1,321)
Sales and operations	(1,870)	(3,075)
General and administrative	(780)	(1,231)
Total Share-Based Compensation Expense	(3,256)	(5,626)

Pension costs
Research and development	(50)	(37)
Sales and operations	(26)	(35)
General and administrative	(33)	(28)
Total Pension costs	(109)	(100)

Depreciation and Amortization Expense
Cost of revenue	(3,309)	(5,308)
Research and development	(412)	(1,017)
Sales and operations	(599)	(881)
General and administrative	(187)	(286)
Total Depreciation and Amortization Expense	(4,507)	(7,492)

Acquisition-related deferred price consideration
Research and development	(411)	(98)
Sales and operations	-	-
General and administrative	-	-
Total Acquisition-related deferred price consideration	(411)	(98)

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CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income
(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015

Net income (loss)	3,822	11,940
Adjustments:
Share-based compensation expense	3,256	5,626
Amortization of acquisition-related intangible assets	180	825
Acquisition-related deferred price consideration	411	98
Tax impact of the above adjustments	(38)	(117)
Total net adjustments	3,809	6,432
Adjusted net income (loss)	7,631	18,372

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CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended
	March 31,
	2014	2015	Year-over-year growth
Revenue as reported	152,520	261,523	71.5%
Conversion impact euro/other currencies		(19,679)
Revenue at constant currency	152,520	241,845	58.6%

Traffic acquisition costs as reported	89,787	156,364	74.1%
Conversion impact euro/other currencies		(11,818)
Traffic acquisition costs at constant currency	89,787	144,546	61.0%

Revenue ex-TAC as reported	62,733	105,160	67.6%
Conversion impact euro/other currencies		(7,861)
Revenue ex-TAC at constant currency	62,733	97,299	55.1%
Revenue ex-TAC / Revenue as reported	41.1%	40.2%

Other cost of revenue as reported	7,446	11,530	54.8%
Conversion impact euro/other currencies		(1,206)
Other cost of revenue at constant currency	7,446	10,324	38.7%

Adjusted EBITDA	14,505	28,091	93.7%
Conversion impact euro/other currencies		(737)
Adjusted EBITDA at constant currency	14,505	27,354	88.6%

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CRITEO S.A.

Information on share count

(unaudited)

	2014	2015
Shares outstanding as at January 1,	56,856,070	60,902,695
Weighted average number of shares issued during the period	213,036	271,473
Basic number of shares as at March 31, - Basic EPS basis	57,069,106	61,174,168
Dilutive effect of share options, warrants, employee warrants - Treasury method	6,589,296	3,604,386
Diluted number of shares as at March 31, - Diluted EPS basis	63,658,402	64,778,554

Shares outstanding as at March 31,	57,695,393	61,517,945
Total dilutive effect of share options, warrants, employee warrants	9,258,663	7,769,195
Fully diluted shares as at March 31,	66,954,056	69,287,140

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	YoY Change	QoQ Change

Clients	4,274	4,631	5,072	5,567	6,131	6,581	7,190	7,832	40.7%	8.9%

Revenue ('000 euros)	99,400	113,811	135,889	152,520	165,317	194,449	232,796	261,523	71.5%	12.3%
Americas	28,846	30,473	38,660	37,630	46,942	58,602	85,598	89,460	137.7%	4.5%
EMEA	53,348	59,732	70,291	83,853	84,187	93,885	104,480	117,532	40.2%	12.5%
APAC	17,206	23,606	26,937	31,037	34,187	41,962	42,718	54,531	75.7%	27.7%

Revenue ex-TAC ('000 euros)	40,032	46,815	54,855	62,733	67,022	77,596	96,303	105,160	67.6%	9.2%
Americas	11,124	11,896	15,108	14,725	18,600	23,106	33,432	35,015	137.8%	4.7%
EMEA	21,807	25,358	29,057	35,320	35,101	38,666	46,030	48,050	36.0%	4.4%
APAC	7,101	9,561	10,690	12,688	13,321	15,824	16,841	22,095	74.1%	31.2%

Cash flow from operating activities ('000 euros)	4,134	3,731	12,255	11,437	11,162	25,481	39,555	36,421	218.4%	-7.9%

Capital expenditures ('000 euros)	6,590	5,737	7,187	3,781	10,459	11,156	9,993	11,436	202.5%	14.4%

Net Cash Position ('000 euros)	47,893	39,839	234,343	241,786	242,895	256,719	289,784	294,057	21.6%	1.5%

Days Sales Outstanding (days - end of month)	56.7	55.6	53.5	53.8	57.1	56.6	54.7	56.5	5.0%	3.2%

 Contacts

Criteo Investor Relations	Criteo Public Relations
Edouard Lassalle, Head of IR e.lassalle@criteo.com Friederike Edelmann f.edelmann@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com

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